SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.: 0)*


NAME OF ISSUER:                     American Greetings Corp.

TITLE OF CLASS OF SECURITIES:       Class B Common Stock

CUSIP NUMBER:                       026375204

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: December 31, 2003

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         (X) Rule 13d-1(b)
         (  ) Rule 13d-1(c)
         (  ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

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                                       13G

CUSIP No.: 026375204


1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plans

2. CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

         Not Applicable                   A.                    B.  -

3. SEC USE ONLY


4. CITIZENSHIP OF PLACE OF ORGANIZATION
         Pennsylvania


(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5. SOLE VOTING POWER

                           None

6. SHARED VOTING POWER

                           943,332 Shares

7. SOLE DISPOSITIVE POWER

                           None

8. SHARED DISPOSITIVE POWER

                           943,332 Shares


                                    PAGE 2 OF 6 PAGES

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                                       13G

CUSIP No.: 026375204

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           943,332 Shares


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           N/A


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           20.525%

12. TYPE OF REPORTING PERSON

                           BK


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                  SCHEDULE 13G
                        UNDER THE SECURITIES ACT OF 1934
                                  ------------

Check the following [line] if a fee is being paid with this statement N/A

Item 1 (a) - Name of Issuer

                           American Greetings Corp.

Item 1 (b) - Address of Issuer's Principal Executive Officers:

                           One American Road, Cleveland, OH  44144

Item 2 (a) - Name of Person Filing:

               Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plans.

Item 2 (b) - Address of Principal Business Office or, if none, Residence:

                           500 Admiral Nelson Blvd.
                           Malvern, PA 19355


Item 2 (c) - Citizenship

               Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania.

Item 2 (d) - Title of Class of Securities

                           Class B Common Stock

Item 2 (e) - CUSIP Number

                           026375204

Item 3 - Type of Filing:

               This statement is being filed pursuant to Rule 13d-1(b), or 13d-2(d), check whether the person filing is a:

                    (b) X Bank as defined in Section 3(a)(6) of the Act.


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Item 4 - Ownership:

         (a) Amount Beneficially Owned:

                           943,332 Shares

         (b) Percent of Class:

                           20.525%

         (c) Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote: None

     (ii) shared power to vote or to direct the vote: 943,332 Shares*

     (iii) sole power to dispose or to direct the disposition of: None

     (iv) shared power to dispose or to direct the disposition of: 943,332 Shares**


     * Vanguard Fiduciary Trust Company (VFTC) is the trustee of certain employee benefit plans. Shares of the issuer's Common Stock are held in trust for the benefit of employees in the plans. As of December 31, 2003, the trustee held 943,332 shares of the issuer's Common Stock on behalf of the plans, a percentage of which had not been allocated to plan participants. VFTC votes shares in accordance with the terms of the plan (subject to the trustee's responsibilities under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), as applicable).

     ** Shares of Common Stock are held in the issuer's employee benefit plans in various accounts and were allocated by the source of contribution (employer, the predecessor to the employer or the employee). Shares of Common Stock held on behalf of the plans may be disposed of by the trustee only in accordance with the terms of the plans.

Item 5.  Ownership of Five Percent or Less of a Class.

                           Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable


Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable

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


Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               DATE:        FEBRUARY 4, 2004


                                    VANGUARD FIDUCIARY TRUST COMPANY, AS TRUSTEE
                                    FOR CERTAIN EMPLOYEE BENEFIT PLANS


                                 BY:____________________________________________
                               NAME:        MATTHEW KOGAN
                              TITLE:        ASSISTANT SECRETARY



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